UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*


                           BESTNET COMMUNICATIONS CORP
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    08659K107
                                 --------------
                                 (CUSIP Number)


                                Anthony Silverman
                             7305 E. Del Acero Drive
                              Scottsdale, AZ 85258
                                 (480) 657-7083
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 08659K107               SCHEDULE 13D                 Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    Anthony Silverman
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,424,550
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,424,550
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,424,550
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (See Instructions)

    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%*

    *Based on a total of 16,530,005 shares of Common Stock issued as stated in the Issuer's 10-QSB dated July 12, 2002
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
    ----------------------------------------------------------------------------
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CUSIP NO. 08659K107               SCHEDULE 13D                 Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value, (the "Common Stock"), of Bestnet Communications Corp, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 5075 East Cascade Road, SE, Suite K, Grand Rapids, Michigan 49546.

ITEM 2. IDENTITY AND BACKGROUND

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, AZ 85258. He is a private investor and financial consultant. He is a citizen of the United States.

Mr. Silverman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Over the past six months, Mr. Silverman purchased an aggregate 1,774,550 shares (including derivative securities) of the Common Stock of the Issuer in private placements of securities by the Issuer and in the open market, all with his own funds.

On November 18, 2002, he disposed of warrants for the purchase of 350,000 shares by gift.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Silverman acquired the Common Stock (including derivate securities in private placements and in the open market for general investment purposes. He has not yet determined if he will acquire additional shares of the Issuer. He made the subject disposition as gifts to various persons who are not affiliates of the Issuer.

Mr. Silverman has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the
Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934, as amended, or (j) any action similar to any of those enumerated above.
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CUSIP NO. 08659K107               SCHEDULE 13D                 Page 4 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is as follows:

                                 Aggregate Number                     Percentage
Beneficial Owner                 of Shares Owned                       of Class
----------------                 ---------------                       --------
Anthony Silverman                   1,424,550*                           8.6%*

* Based on a total of 16,530,005 shares of Common Stock issued as stated in the Issuer's 10-QSB dated July 12, 2002.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the securities being reported on this
Schedule 13D, as follows:

          (i) Acquired in a private placement on April 23, 2002, a $400,000 promissory note of the Issuer that was convertible into the Issuer's Common Stock at $0.40 per share. In the same transaction also acquitted a five-year warrant for the purchase of 500,000 shares at an exercise price of $0.50 per share.

          (ii) On May 23, 2002, the aforesaid note was converted into 1,000,000 shares of Common Stock.

          (iii) On July 26, 2002, acquired 10,000 shares in the open market at a price of $1.04 per share. July 26, 2002, acquired 10,000 shares in the open market at a price of $1.04 per share.

          (iv) On August 29, 2002, acquired 264,550 shares from the Issuer in a private placement at a price of $0.945 per share.

          (v) On November 18, 2002 disposed of warrants for the purchase of 350,000 shares as gifts.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Silverman is engaged as a financial consultant to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.
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CUSIP NO. 08659K107               SCHEDULE 13D                 Page 5 of 5 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 18, 2002                             /s/ Anthony Silverman
-----------------------                       ----------------------------------
Date                                          Signature

                                              Anthony Silverman
                                              ----------------------------------
                                              Name

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).